Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization

Ridgewood Near East Holdings LLC	Delaware

Ridgewood US Hydro Corporation	Delaware

Ridgewood UK LLC	Delaware

Indeck Maine Energy, LLC	Illinois

Ridgewood Maine Hydro Partners, LP	Delaware